================================================================================

                                 UNITED STATES



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 11-K



  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934

  For the fiscal year ended December 31, 1994.


  Commission file number 1-8765



             BROADWAY STORES INC. 401(K) SAVINGS & INVESTMENT PLAN
                            (Full title of the Plan)



                             BROADWAY STORES, INC.
                   (Exact name of issuer of securities held)



                            3880 North Mission Road
                         Los Angeles, California 90031
          (Address of issuer of securities held pursuant to the plan)

================================================================================

             BROADWAY STORES INC. 401(K) SAVINGS & INVESTMENT PLAN



                                     INDEX

                                                                               Page
                                                                               ----
Report of Independent Accountants                                               1

Financial Statements:

   Statement of Net Assets Available for Benefits,
       with Fund Information                                                    2

   Statement of Changes in Net Assets Available for Benefits,
       with Fund Information                                                    3

   Notes to Financial Statements                                                4

Supplementary Financial Schedules:

   Schedule I - Schedule of Assets Held for Investment at December 31, 1994     8

   Schedule V - Schedule of Reportable Transactions for the Year
       Ended December 31, 1994                                                  9

Signature                                                                       10

Index to Exhibits                                                               11

                       Report of Independent Accountants
                       ---------------------------------



To the Participants of the Broadway Stores Inc. 401(k)
Savings & Investment Plan and the Employee
Benefits Administrative Committee
of Broadway Stores, Inc.


In our opinion, the accompanying Statements of Net Assets Available for Benefits, with Fund Information, and the related Statements of Changes in Net Assets Available for Benefits, with Fund Information, present fairly, in all material respects, the net assets available for benefits of the Broadway Stores Inc. 401(k) Savings & Investment Plan (formerly the Carter Hawley Hale Savings and Investment Plan) at December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules I and V is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974 as amended. The Fund Information in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. Schedules I and V and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP
Los Angeles, California
June 23, 1995

             BROADWAY STORES INC. 401(K) SAVINGS & INVESTMENT PLAN
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
                             WITH FUND INFORMATION

DECEMBER 31, 1994                           MONEY                                 BROADWAY    BROADWAY         NMG
- -----------------
                                            MARKET        BOND        EQUITY       COMMON     PREFERRED      COMMON
    ASSETS                                   FUND         FUND         FUND        STOCK        STOCK         STOCK         TOTAL
    ------                             ------------- ------------ -------------  ---------- ------------  ------------ -------------
Cash and cash equivalents              $             $            $             $     6,798 $      7,906  $    28,072  $     42,776

Investments, at market value             22,141,380    2,575,961    4,434,266     3,884,545    1,005,699    4,832,055    38,873,906

Company contribution receivable                                                     507,002                                 507,002

Participant contributions and other
   miscellaneous receivables                                                             33        1,361           77         1,471
                                       ------------- ------------ ------------  ------------ ------------ ------------ -------------
Total assets                             22,141,380    2,575,961    4,434,266     4,398,378    1,014,966    4,860,204    39,425,155


    LIABILITIES AND PLAN EQUITY
    ---------------------------

Trustee and management fees payable          (8,399)        (886)      (1,797)                                              (11,082)
                                       ------------- ------------ ------------  ------------ ------------ ------------ -------------

Net assets available for benefits for
   approximately 6,700 participants    $ 22,132,981  $ 2,575,075  $ 4,432,469   $ 4,398,378  $ 1,014,966  $ 4,860,204  $ 39,414,073
                                       ============= ============ ============  ============ ============ ============ =============


DECEMBER 31, 1993                      MONEY                                   BROADWAY      BROADWAY      NMG
- -----------------
                                       MARKET        BOND         EQUITY       COMMON        PREFERRED     COMMON
   ASSETS                              FUND          FUND         FUND         STOCK         STOCK         STOCK       TOTAL
   ------                              ------------- ------------ ------------ ------------- ------------ ------------ -------------
Cash and cash equivalents              $             $            $            $      2,704  $       885  $        80  $      3,669

Investments, at market value             24,983,655    2,487,530    3,762,892     5,615,194    2,251,828    8,538,956    47,640,055

Company contribution receivable                                                     412,248                                 412,248

Participant contributions and other
   miscellaneous receivables                                                                                                      0
                                       ------------- ------------ ------------ ------------- ------------ ------------ -------------
Total assets                             24,983,655    2,487,530    3,762,892     6,030,146    2,252,713    8,539,036    48,055,972


   LIABILITIES AND PLAN EQUITY
   ---------------------------

Trustee and management fees payable                                                                                               0
                                       ------------- ------------ ------------ ------------- ------------ ------------ -------------
Net assets available for benefits for
   approximately 7,600 participants    $ 24,983,655  $ 2,487,530  $ 3,762,892  $  6,030,146  $ 2,252,713  $ 8,539,036  $ 48,055,972
                                       ============= ============ ============ ============= ============ ============ =============

                See Accompanying Notes to Financial Statements.

             BROADWAY STORES INC. 401(K) SAVINGS & INVESTMENT PLAN
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                             WITH FUND INFORMATION


YEAR ENDED DECEMBER 31, 1994                          MONEY                                         BROADWAY        BROADWAY
- ----------------------------
                                                      MARKET          BOND            EQUITY         COMMON         PREFERRED
ADDITIONS                                              FUND           FUND             FUND          STOCK            STOCK
                                                  --------------  -------------    -------------  -------------   --------------
Income
   Net appreciation (depreciation) in value       $     989,779   $    (76,571)    $     37,272   $   (997,090)   $    (928,113)
   Dividends
                                                  --------------  -------------    -------------  -------------   --------------
                                                        989,779        (76,571)          37,272       (997,090)        (928,113)
                                                  --------------  -------------    -------------  -------------   --------------
Contributions
   Participants                                       1,128,715        562,741        1,199,057        159,178
   Broadway Stores, Inc.                                                                               507,002
                                                  --------------  -------------    -------------  -------------   --------------
                                                      1,128,715        562,741        1,199,057        666,180
                                                  --------------  -------------    -------------  -------------   --------------

Total Additions                                       2,118,494        486,170        1,236,329       (330,910)        (928,113)
                                                  --------------  -------------    -------------  -------------   --------------

DEDUCTIONS

Distributions                                        (6,040,296)      (359,173)        (716,211)      (798,941)        (167,959)

Transfers between funds                               1,071,128        (39,452)         149,459      (501,917)        (141,675)
                                                  --------------  -------------    -------------  -------------   --------------

Total deductions                                     (4,969,168)      (398,625)        (566,752)    (1,300,858)        (309,634)
                                                  --------------  -------------    -------------  -------------   --------------

Net increase (decrease) in assets
   available for benefits                            (2,850,674)        87,545          669,577     (1,631,768)      (1,237,747)

Net assets available for benefits at
   beginning of year                                 24,983,655      2,487,530        3,762,892      6,030,146        2,252,713
                                                  --------------  -------------    -------------  -------------   --------------

Net assets available for benefits at end of year  $  22,132,981   $  2,575,075     $  4,432,469   $  4,398,378    $   1,014,966
                                                  ==============  =============    =============  =============   ==============


YEAR ENDED DECEMBER 31, 1994                             NMG
- ----------------------------
                                                        COMMON
ADDITIONS                                               STOCK           TOTAL
                                                  ---------------   ---------------

Income
   Net appreciation (depreciation) in value       $   (2,293,403)   $   (3,268,126)
   Dividends                                              82,406            82,406
                                                  ---------------   ---------------
                                                      (2,210,997)       (3,185,720)
                                                  ---------------   ---------------

Contributions
   Participants                                                          3,049,691
   Broadway Stores, Inc.                                                   507,002
                                                  ---------------   ---------------
                                                                         3,556,693
                                                  ---------------   ---------------

Total Additions                                       (2,210,997)          370,973
                                                  ---------------   ---------------

DEDUCTIONS

Distributions                                           (930,292)       (9,012,872)

Transfers between funds                                 (537,543)
                                                  ---------------   ---------------

Total deductions                                      (1,467,835)       (9,012,872)
                                                  ---------------   ---------------

Net increase (decrease) in assets
   available for benefits                             (3,678,832)       (8,641,899)

Net assets available for benefits at
   beginning of year                                   8,539,036        48,055,972
                                                  ---------------   ---------------
Net assets available for benefits at end of year  $    4,860,204    $   39,414,073
                                                  ===============   ===============



YEAR ENDED DECEMBER 31, 1993                           MONEY                                              BROADWAY
- ----------------------------
                                                       MARKET            BOND            EQUITY            COMMON
ADDITIONS                                               FUND             FUND             FUND             STOCK
                                                   ---------------   ---------------   ---------------   -------------
Income
   Net appreciation (depreciation) in value        $    1,127,602    $       94,063    $      183,456    $    761,220
   Dividends
                                                   ---------------   ---------------   ---------------   -------------
                                                        1,127,602            94,063           183,456         761,220
                                                   ---------------   ---------------   ---------------   -------------
Contributions
   Participants                                         1,536,936           514,641           984,503         132,326
   Broadway Stores, Inc.                                                                                      412,248
                                                   ---------------   ---------------   ---------------   -------------
                                                        1,536,936           514,641           984,503         544,574
                                                   ---------------   ---------------   ---------------   -------------
Total Additions                                         2,664,538           608,704         1,167,959       1,305,794
                                                   ---------------   ---------------   ---------------   -------------

DEDUCTIONS

Distributions                                          (6,329,067)         (105,446)         (136,399)     (1,379,535)

Transfers between funds                                (4,050,618)        1,984,272         2,731,332           2,866
                                                   ---------------   ---------------   ---------------   -------------
Total deductions                                      (10,379,685)        1,878,826         2,594,933      (1,376,669)
                                                   ---------------   ---------------   ---------------   -------------
Net increase (decrease) in assets
   available for benefits                              (7,715,147)        2,487,530         3,762,892         (70,875)

Net assets available for benefits at
   beginning of year                                   32,698,802                 0                 0       6,101,021
                                                   ---------------   ---------------   ---------------   -------------
Net assets available for benefits at end of
 year                                              $   24,983,655    $    2,487,530    $    3,762,892    $  6,030,146
                                                   ===============   ===============   ===============   =============

YEAR ENDED DECEMBER 31, 1993                             BROADWAY           NMG
- ----------------------------
                                                        PREFERRED          COMMON
ADDITIONS                                                 STOCK            STOCK               TOTAL
                                                     ---------------     --------------    --------------
Income
   Net appreciation (depreciation) in value          $      670,421      $   (195,818)     $   2,640,944
   Dividends                                                                  109,202            109,202
                                                     ---------------     --------------    --------------
                                                            670,421           (86,616)         2,750,146
Contributions                                        ---------------     --------------    --------------

   Participants                                                                                3,168,406
   Broadway Stores, Inc.                                                                         412,248
                                                     ---------------     --------------    --------------
                                                                                               3,580,654
                                                     ---------------     --------------    --------------

Total Additions                                             670,421           (86,616)         6,330,800
                                                     ---------------     --------------    --------------

DEDUCTIONS

Distributions                                              (444,264)       (1,677,233)       (10,071,944)

Transfers between funds                                    (113,830)         (554,022)
                                                     ----------------    ---------------   ---------------
Total deductions                                           (558,094)       (2,231,255)       (10,071,944)
                                                     ----------------    ---------------   ---------------
Net increase (decrease) in assets
   available for benefits                                   112,327        (2,317,871)        (3,741,144)

Net assets available for benefits at
   beginning of year                                      2,140,386        10,856,907         51,797,116
                                                     ----------------    ---------------   ---------------
Net assets available for benefits at end of
 year                                                $    2,252,713      $  8,539,036      $  48,055,972
                                                     ================    ===============   ===============

                See Accompanying Notes to Financial Statements

             BROADWAY STORES INC. 401(K) SAVINGS & INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

DESCRIPTION OF THE PLAN

The following description of the Broadway Stores Inc. 401(k) Savings & Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement (the "Agreement") for more complete information.

General
The Plan is a defined contribution plan administered by the Employee Benefits Administrative Committee (the "Committee") of Broadway Stores, Inc. (the "Company"), formerly known as Carter Hawley Hale Stores, Inc. On February 9, 1993, the Board of Directors of the Company adopted the Plan, as amended and restated. The Plan, as amended and restated, reestablished Company matching contributions, created additional investment options, and enabled participants to direct their own investment allocations and monitor their accounts by using a telephone information and transaction system. Effective June 17, 1994, the Plan was further amended to change the Plan name to the Broadway Stores Inc. 401(k) Savings & Investment Plan and to adopt certain other detailed amendments required under the Internal Revenue Code. Prior to the restatement, the Plan was known as the "Carter Hawley Hale Savings and Investment Plan".

Trustee for Plan Assets
In March 1993, the Plan appointed Bankers Trust Company as the trustee for plan assets. During 1993 all assets were transferred to Bankers Trust Company from the former trustee, Bank of America N.T. and S.A.

Plan Investments
Prior to March 1993, employee contributions were being invested entirely in a limited risk investment fund. Plan investments also included shares of Company common stock as a result of Company and participant investments made prior to February 1991, shares of Company preferred stock issued in connection with the Company's emergence from bankruptcy in October 1992 and shares of common stock of The Neiman Marcus Group, Inc. ("NMG") as a result of a distribution received in connection with the Company's restructuring which was completed in 1987.

Commencing March 1993, investment choices became participant directed and were broadened to include money market, bond, and equity funds together with an option to invest in shares of Company common stock. No recommendation is made by the Company, the Committee, or the Trustee as to whether employees should make contributions under the Plan or invest contributions in any of the investment choices provided. No additional investments may be made in shares of the Company preferred stock or Neiman Marcus common stock.

The money market fund invests in highly liquid, short maturity, and high credit quality securities. The bond fund invests principally in fixed income securities included in the Lehman Brothers Aggregate Bond Index. The equity fund invests principally in common stocks of those companies included in the Standard & Poor's 500 Stock Price Index.

Company Contributions
Subsequent to filing for bankruptcy in February of 1991, the Company matching contributions had been suspended. The Company emerged from bankruptcy in October 1992 and, effective April 1, 1993, Company matching contributions resumed at a rate of 25% of the participant's pretax contributions up to 6% of compensation earned on or after April 1, 1993 (subject to limitations for certain highly compensated employees). Company matching contributions are made in the form of newly issued shares of Company common stock at an issue price calculated as the average of the New York Stock Exchange daily closing prices for the Company stock during the last ten trading days in December and the first ten trading days in January. Matching contributions will only be made if the participant is employed by the Company and eligible to participate in the Plan on December 31 of the applicable year.

Eligibility Requirements
Employees are eligible to participate in the Plan if they have 1,000 hours or more of service with the Company either during their first 12 months of employment or during any Plan year commencing after their initial date of employment with the Company.

Employee Contributions
Within limits set out in Section 401(k) of the Internal Revenue Code (the "Code"), as amended in 1986, participants may elect to contribute between two and twelve percent of their pre-tax compensation; provided, however, that if the employee is a highly compensated employee for purposes of Section 414(q) of the Code, contribution rates are limited to between two and six percent of pre-tax compensation. The Plan provides for participants to change the rate of contribution, suspend contributions or resume contributions effective as of the first paydate in the month following the election. Participants' contributions and earnings thereon are fully vested at all times; however, certain withdrawal restrictions apply under the Code to contributions of participants continuing in the service of the Company.

Expenses of the Plan
Each month, the Plan is charged a portion of the direct expenses relating to investment management, trustee, and administrative costs. The money market, bond and equity funds are directly charged for expenses at fixed monthly rates of .0375%, .0350% and .0417%, respectively, based on the fund's month end balance. In 1994 and 1993, plan earnings were reduced by $114,738 and $120,771 respectively for these expenses. Costs in excess of these charges are borne by the Company.

Plan Termination
The Company has not expressed an intent to terminate the Plan as it may subject to Plan provisions. No amendment or termination of the Plan, however, shall allow any part of the funds held by the trustee to return to the Company or to be used for any purpose other than for exclusive benefit of the participants.

BASIS OF FINANCIAL STATEMENT PREPARATION

The accompanying financial statements are prepared on the accrual basis of accounting. The money market, bond, and equity funds are valued at fair market value at the end of each business day by the investment manager. The investment in shares of common stock of the Company and in shares of NMG are valued at market based upon the closing New York Stock Exchange composite price at the Plan year end. The investment in Company preferred stock is convertible into warrants to purchase Company common stock and is valued at market based upon the price of the warrants at Plan year end. The change in the difference between beginning and end of period cost and market value of Plan investments is presented in the Statement of Changes in Net Assets Available for Benefits, with Fund Information, as net appreciation (depreciation) in value.

OBLIGATIONS TO WITHDRAWING PARTICIPANTS

Net assets available for benefits include $1,171,099 and $1,589,961 for amounts owing to withdrawing participants as of December 31, 1994 and 1993, respectively. These amounts are reflected as liabilities on the Plan's Form 5500.

COMPANY CONTRIBUTION RECEIVABLE

The December 31, 1994 and 1993 Company contributions receivable of $507,002 and $412,248, represent 1994 and 1993 plan year Company matching contributions to be made to the Trust in the form of 69,691 and 44,298 newly issued shares of common stock of the Company with a cost basis of $7.275 and $9.30625 per share, respectively.

ASSETS HELD FOR INVESTMENT

Assets held for investment are shown at current value on the Statement of Net Assets Available for Benefits. The cost basis of the investments are as follows:

                                              Cost Basis At
                                        ---------------------------
                                        December 31,   December 31,
                                            1994           1993
                                          --------       --------

          Money market fund             $ 22,141,380   $ 24,983,655
          Bond fund                        2,558,348      2,392,200
          Equity fund                      4,222,110      3,573,857
          Company common stock            33,507,513     41,247,743
          Company preferred stock          3,257,146      3,979,181
          Neiman Marcus common stock       4,687,228      5,910,963

TAX STATUS OF THE PLAN

The Internal Revenue Service has determined and informed the Company by a letter, including amendments effective July 1, 1987, that the Plan and related trust are designed in accordance with applicable sections of the Code. The plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the plan's financial statements.

CHANGE IN MARKET VALUE OF PLAN INVESTMENT IN COMPANY AND NEIMAN MARCUS GROUP SHARES

The net market value of the December 31, 1994 Plan investment in Company and Neiman Marcus Group shares of common and Company preferred stock changed during the period January 1, 1995 to June 23, 1995 as follows:

                                                  Market Value At
                                             -------------------------
                              Number of     December 31,     June 23,
                               Shares          1994            1995          Change
                             -----------    ------------    ------------  -------------

Company Common Stock          526,718       $ 3,884,545     $ 2,501,910   $ (1,382,635)
Company Preferred Stock       473,270         1,005,699         177,476       (828,223)
Neiman Marcus Group           357,930         4,832,055       4,921,537         89,482
                                            -----------     -----------   ------------

                                            $ 9,722,299     $ 7,600,923   $ (2,121,376)
                                            ===========     ===========   ============

SUPPLEMENTARY FINANCIAL SCHEDULES

The information included in the accompanying Schedules I and V has been prepared as of and for the year ended December 31, 1994 as required by the Employee Retirement Income Security Act of 1974 as amended. Schedules not included in this supplementary information have been omitted because they are not applicable.

                                                                 SCHEDULE I


             BROADWAY STORES INC. 401(K) SAVINGS & INVESTMENT PLAN
                    SCHEDULE OF ASSETS HELD FOR INVESTMENT
                             AT DECEMBER 31, 1994

                                                                         Market
   Units              Shares/Description                 Cost            Value
 ---------      -------------------------------     --------------   ---------------
                 Money Market Fund of Broadway
                 Stores, Inc.                          22,141,380       22,141,380

                 Bond Fund of Broadway
                 Stores, Inc.                           2,558,348        2,575,961

                 Equity Fund of Broadway
                 Stores, Inc.                           4,222,110        4,434,266

   526,718       Common Stock of Broadway
                 Stores, Inc.                          33,507,513        3,884,545

   473,270       Preferred Stock of Broadway
                 Stores, Inc.                           3,257,146        1,005,699

   357,930       Common Stock of Neiman Marcus
                 Group, Inc.                            4,687,228        4,832,055
                                                     -------------     ------------

                                                       70,373,725       38,873,906
                                                     =============     ============

                                                                      SCHEDULE V

             BROADWAY STORES INC. 401(K) SAVINGS & INVESTMENT PLAN
                      SCHEDULE OF REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1994


                                                                                                    CURRENT VALUE
     IDENTITY OF                                                                                       OF ASSET
        PARTY                                              NUMBER OF      NUMBER OF    COST OF        ON DATE OF        NET GAIN
      INVOLVED                DESCRIPTION OF ASSET         PURCHASES       SALES        ASSET        TRANSACTION        OR (LOSS)
- ------------------------------------------------------    ----------      ---------   ----------   --------------    --------------

Bankers Trust Company    Purchases of units of Bankers
of California, N.A.      Co., N.A. Discretionary
                         Cash Fund                            275                      $3,846,011       $3,846,011              $0


Bankers Trust Company    Sales of units of Bankers
of California, N.A.      Co., N.A. Discretionary
                         Cash Fund                                          143        $6,651,659       $6,651,659              $0


Bankers Trust Company    Purchases of units of Bankers
of California, N.A.      Co., N.A. Equity Fund                102                      $1,586,973       $1,586,973              $0



Bankers Trust Company    Sales of units of Bankers
of California, N.A.      Co., N.A. Equity Fund                               59          $938,732         $965,441         $26,709


Broadway Stores, Inc.    Purchases of shares of
                         common stock                          29                         $95,061          $95,061              $0


Broadway Stores, Inc.    Sales of shares of
                         common stock                                       165        $4,097,415         $468,085     ($3,629,330)

                                   SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administrative Committee of the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                            BROADWAY STORES INC 401(K) SAVINGS & INVESTMENT PLAN



June 23, 1995               By  /s/  JOHN D. DAVIES
                                ------------------------------------------------
                                John D. Davies
                                Vice President, Accounting

             BROADWAY STORES INC. 401(K) SAVINGS & INVESTMENT PLAN


                               INDEX TO EXHIBITS


       Exhibit
        No.         Description
      ---------     -----------

       23.1*        Consent of Price Waterhouse LLP




      * Exhibit filed with this Form 11-K